SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

__________

FACSIMILE: (212) 455-2502

VIA EDGAR AND

HAND DELIVERY

December 4, 2008

Re:	Best Buy Co., Inc. —
Amendment No. 1 to
Registration Statement on Form S-4
(Registration No. 333-154796)
(the “Registration Statement”)

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Best Buy Co., Inc. (the “Company”), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the above-referenced Registration Statement of the Company, marked to show changes from the Registration Statement filed on October 28, 2008.

In addition, we are providing the following responses to the comment letter dated November 21, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement.  To assist your review, we have set forth the text of the Staff’s comments below.  Please note that all references to page numbers in our responses are references to the page numbers of Amendment No. 1 to the Registration Statement.  The responses and information described below are based upon information provided to us by the Company.

Forward-Looking Statements, page 16

1.              Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.  Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Private Securities Litigation Reform Act, that Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

In response to the Staff’s comment, the Company has deleted the reference to the Private Securities Litigation Reform Act on page 16 of the Registration Statement.  We note that this page contained the only reference to the Private Securities Litigation Reform Act in the Registration Statement.

Description of the Notes, page 32

Global Notes; Book-Entry System, page 48

Certain Book-Entry Procedures for the Global Notes, page 48

2.              You disclose that you “obtained the information in this section and elsewhere in [the] prospectus concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that [you] believe are reliable, but [you] take no responsibility for the accuracy of any of this information ….”  You may not qualify the accuracy of the information you provide in your registration statement.  Therefore, please remove this sentence.  Further, if there is information in this document that you do not believe is reliable, accurate, or complete, please remove that information as well.

In response to the Staff’s comment, the Company has removed the sentence referenced by the Staff on page 48 of the Registration Statement.

Item 22.  Undertakings, page II-2

3.              Please revise to include the undertakings required by Items 512(a)(5)(i) and 512(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included the undertakings required by Items 512(a)(5)(ii) and
512(b) on pages II-2 and II-3 of the Registration Statement.

Exhibit Index, page II-6

4.              We note that you filed as Exhibit 99.1 to your Current Report on Form 8-K/A, dated June 30, 2008, filed with us on September 12, 2008 and incorporated by reference into the registration statement, a report of Deloitte & Touche LLP dated 12 September 2008 relating to the audited consolidated financial statements of Best Buy Europe Distributions Limited.  Please tell us how you determined that no consent of Deloitte & Touche LLP is required to be filed as an exhibit to your registration statement relating to this report.

In response to the Staff’s comment, the Company has filed, as Exhibit 23.2 to the Registration Statement, a consent of Deloitte LLP referencing its report included in the Company’s Current Report on Form 8-K/A filed on September 12, 2008.

Exhibit 5.1 and 5.2 Opinions

5.              It is not appropriate for counsel to assume that the officers of the registrant have the legal capacity or competency to sign the instruments or documents examined or relied upon by counsel.  This assumption assumes a conclusion of law, which is a necessary requirement of the ultimate legality opinion.  Please remove this assumption.

Pursuant to our conversation with Ms. Catherine Brown on December 2, 2008, the legal opinions set forth under Exhibits 5.1 and 5.2 have not been refiled with Amendment No. 1 to the Registration Statement.

*              *              *              *

The Company acknowledges your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and any acceleration request will be provided at least two business days in advance of the requested effective date.  The Company will provide the acknowledgements in the bullet points set forth in the comment letter at the time acceleration of the effectiveness of the Registration Statement is requested.

Please call me (212-455-3358) or Kirsten Davis (212-455-2911) of my firm if you wish to discuss the responses set forth above.

Sincerely,

/s/ Glenn M. Reiter
Glenn M. Reiter

Enclosure

cc:	Securities and Exchange Commission
Catherine Brown
Ellie Bavaria
Best Buy Co., Inc.
Todd G. Hartman
Robins, Kaplan, Miller & Ciresi L.L.P.
Anne Rosenberg
Deloitte & Touche LLP
Stacy Janiak